Steven M. Skolnick                      Tel  973-597-2476
Member of the Firm                      Fax  973-597-2477
                                        sskolnick@lowenstein.com



September 13, 2005


VIA EDGAR AND FACSIMILE (202-772-9218)
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Russell Mancuso, Esq.
            Adelaja Heyliger, Esq.

Re:  Ivivi Technologies, Inc. (the "Company")
     Registration Statement on Form SB-2
     File No. 333-122768

Dear Messrs. Mancuso and Heyliger:

Thank you for taking the time to speak with my colleague, Anita Chapdelaine, and me on various occasions in connection with the initial public offering (the "IPO") of shares of common stock, no par value, of the Company (the "Common Stock") contemplated by the above-referenced registration statement (the "Registration Statement"). As you know, the most recent telephone conversations related primarily to a proposed private offer and sale by the Company of its securities (the "Proposed Financing"), as described in our letter to Mr. Heyliger, dated August 22, 2005 (the "Initial Letter"). This letter supplements the information contained in the Initial Letter.

This letter is intended to respond to the inquiries with respect to the Proposed Financing raised by you during our recent telephone conversations. Specifically, this letter is intended to:

o provide you with additional facts and circumstances surrounding the discussions regarding the Proposed Financing with two prospective investors, each of whom has agreed to become a director of the Company upon effectiveness of the Registration Statement (collectively, the "Director Candidates"), and explain why we believe that such discussions do not constitute an offer of securities of the Company;

o provide you with additional information with respect to the investment funds through which the Director Candidates desire to invest in the Company and explain why we believe that such funds are "institutional accredited investors" within the meaning of Black Box, Incorporated (See SEC No-Action Letter to Black Box Incorporated, Publicly Available June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (See SEC No-Action Letter to Squadron, Ellenoff, Pleasant & Lehrer, Publicly Available February 28, 1992)(collectively, the "No-Action Letters");

o   provide you with the general terms of the Proposed Financing; and

o provide you with our analysis as to why the Proposed Financing should not be deemed to be a part of, or integrated with, the IPO, and, therefore, should be exempt from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Securities Act").

Discussions with Director Candidates

Facts Surrounding Discussions with Director Candidates

As described in the Initial Letter, in July 2005, the Company determined that it may need additional funds in order to continue operating its business through the consummation of the IPO. At such time, the Company and Maxim Group, LLC ("Maxim"), the lead managing underwriter in connection with the IPO, discussed the possibility of a proposed private offering by the Company of unsecured convertible notes and warrants to purchase shares of Common Stock for an aggregate purchase price of up to $2,000,000 on terms discussed between the Company and Maxim. Mindful of and sensitive to the concerns about "integration," the Company has advised us that as of the date of this letter, the Company has not made any offers to any persons in connection with any such financing.

The Company has had discussions with the Director Candidates (including discussions with one Director Candidate regarding proposed preliminary terms of such financing), who have indicated an interest in investing in the Company assuming that any such investments would not cause any issues with respect to "integration." Notwithstanding the foregoing, the Company has assured us that during each of its discussions with respect to such financing (including the discussions with one Director Candidate regarding proposed preliminary terms of such financing) it was made clear that in no event would the Company make an offer to sell its securities to the Director Candidates unless, among other things, the Company concluded, in its sole discretion (with the advice of counsel), that any such offer would not cause any issues with respect to "integration." We understand from the Company that neither of the Director Candidates considers any of their respective discussions regarding the Proposed Financing with the Company as an offer to purchase the Company's securities.

Discussions do not Constitute Offers of Securities

We do not believe that any of the discussions between the Company and the Director Candidates constituted an offer. As described in the Initial Letter, the Company and the Director Candidates were initially introduced by Dr. Makowka for the purpose of determining whether the Director Candidates would be potential candidates for serving as directors of the Company upon effectiveness of the Registration Statement. The Company at no time offered to sell to the Director Candidates securities of the Company and at no time invited the Director Candidates to submit indications of interest in investing in the Company. In contrast, the Director Candidates, after having conducted their respective due diligence reviews for purposes of determining whether to become directors of the Company, noted the Company's financial position and indicated an interest in investing in the Company, assuming that any such investment would not cause any issues for the Company with respect to "integration."

The discussions regarding the Proposed Financing with the Director Candidates were held in connection with the Director Candidates' respective due diligence reviews of the Company. As potential directors of the Company with an interest in the Company's financial position, the Director Candidates sought reassurance that the Company was taking appropriate steps, including a bridge financing, to ensure it would have sufficient funds to continue operating its business through the consummation of the IPO. Moreover, all discussions regarding the Proposed Financing were prefaced with the caveat that the Company would only offer its securities to investors that were qualified institutional buyers and institutional accredited investors. The Director Candidates were at all times, and currently are, aware that the Company will not be offering its securities to the Director Candidates and that the Director Candidates will not be permitted to participate in any such financing unless the Company becomes satisfied, in its sole discretion (with the advice of counsel), that such participation will not cause "integration" issues. As a result, no "offer" has been made to the Director Candidates.

Director Funds as Institutional Accredited Investors

Director A Funds

The Company understands that one of the Director Candidates ("Director A") wholly-owns two investment funds, which own and invest on a discretionary basis an aggregate of approximately $21 million (each fund, with assets in excess of $5 million) in securities of issuers unaffiliated with such funds. The fund through which Director A desires to invest in the Company (the "Director A Fund") is a limited liability company that was formed in March 1999 for the purpose of making investments and is a successor entity to an S corporation that was formed in January 1988 for the purpose of making investments. Since 1999, the Director A Fund has made an aggregate of 22 investments, four of which investments were in health-related companies. During the past 18 months, the Director A Fund has expanded its due diligence efforts in the health field and the Director A Fund is currently in the process of making another investment in a health-related entity.

All of the funds used by the Director A Funds for investments are personal funds of Director A, the sole owner of the Director Funds. We have been advised by the Company that Director A is a natural person who has individual net worth, or joint net worth with his spouse, that exceeds $1 million and who had an individual income in excess of $200,000 in each of the two most recent years or joint income with his spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year. We also understand that other than in connection with Director A's commitment to serve on the Company's Board of Directors upon effectiveness of the Registration Statement, Director A is not an "affiliate" of the Company (within the meaning of Rule 144 under the Securities Act).

As described in the Initial Letter, Director A is an active investor in the areas of alternative healthcare and non-traditional healing modalities. From March 2002 until February 2005, Director A served as the chief executive officer of a specialized asset management firm, which he co-founded, offering asset allocation, portfolio construction, manager selection and comprehensive risk management to both private and public sector investors within "financial alternative" investments, including hedge funds and private equity funds.
From 1988 to 1998 and then from 2001 to 2002, Director A held a range of entrepreneurial, executive and financial positions within an insurance-based financial services provider. In 1998, Director A co-founded an alternative asset management firm that currently manages over $4 billion in two global funds. In 1988, Director A and a partner co-founded the first specialty financial reinsurer, which was subsequently acquired in 1993. Prior thereto, Director A served as the chief financial officer of the then largest distributor of dental products in the world. Following his graduation from graduate school, Director A was an investment banker at a top tier investment bank. An Arjay Miller Scholar and an M.B.A. graduate of the Stanford Graduate School of Business, Director A holds both Ed.D. and LH.D. (honorary) degrees from the University of Massachusetts at Amherst and both B.A. and LH.D. (honorary) degrees from Amherst College, where he currently serves as a member of its Board of Trustees.

Director B Fund

The Company understands that the other Director Candidate ("Director B") desires to invest in the Company through an investment fund, which is wholly-owned by Director B and owns and invests on a discretionary basis approximately $20 million in securities of issuers unaffiliated with such fund (the "Director B Fund" and together with the Director A Funds, the "Director Funds"). The Director B Fund was formed in 2000 and makes approximately five investments per year. Approximately 90% of the Director
B Fund's assets are investments in healthcare-related companies.

All of the funds used by the Director B Fund for investments are personal funds of Director B, the sole owner of the Director Funds. We have been advised by the Company that Director B is a natural person who has individual net worth, or joint net worth with his spouse, that exceeds $1 million and who had an individual income in excess of $200,000 in each of the two most recent years or joint income with his spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year. We also understand that other than in connection with Director B's commitment to serve on the Company's Board of Directors upon effectiveness of the Registration Statement, Director B is not an "affiliate" of the Company (within the meaning of Rule 144 under the Securities Act).

As described in the Initial Letter, Director B serves as a managing general partner of an entity that manages a venture capital fund, which holds investments in the healthcare and biotechnology segments in an aggregate amount in excess of $200 million. Director B also served as a managing director of a top tier private investment bank from 2001 to 2003, focusing on U.S. buyout opportunities in the healthcare industry. Prior to joining such private investment bank, Director B worked as an analyst at an investment management company, where he covered the medical-supply, hospital-management and HMO industries for 23 years. Director B has published several studies on healthcare service companies, major medical mergers and cardiovascular device innovation, among others. Director B earned a B.A. from Columbia University and an M.B.A. from Harvard Business School. Director B currently sits on the Board of Directors of two public companies.

Definition of Institutional Accredited Investor

While no definition of an "institutional accredited investor" is expressly set forth in Securities Act or the rules and regulations promulgated thereunder, an "institutional accredited investor" is generally defined as any person who falls within the definition of an "accredited investor" that is not an individual. See, Herbert P. Fockler, et al., Venture Capital 2004:
Venture Creation, Management & Financing in the New 'Post-Bubble' Market, Practising Law Institute, Corporate Law and Practice Course Handbook Series, 1457 PLI/Corp. 111 (2004) (the "PLI Article"). Pursuant to the PLI Article, an "institutional accredited investor" is generally any person who comes within, or who the issuer reasonably believes comes within, any of the categories set forth in paragraphs (a)(1), (a)(2), (a)(3), (a)(7) and (a)(8) of Rule 501 of Regulation D of the Securities Act ("Rule 501") at the time of the sale of securities to that person. Paragraph (a)(8) of Rule 501 refers to an entity in which all of the equity owners are "accredited investors," within the meaning of Rule 501.

An "accredited investor" is defined under Rule 501 as any person who comes within, or who the issuer reasonably believes comes within, any of the categories set forth in paragraphs (a)(1) through (a)(8) of Rule 501 at the time of the sale of securities to that person. Paragraph (a)(4) of Rule 501 refers to any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000; and Paragraph (a)(5) of Rule 501 refers to any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

Each of the Director Candidates satisfies the definition of an "accredited investor" because he is a natural person whose individual net worth, or joint net worth with his spouse, exceeds $1,000,000; and who had an individual income in excess of $200,000 in each of the two most recent years or joint income with his spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year. Moreover, as demonstrated by their respective biographies set forth above, the Director Candidates are financially sophisticated and are not in need of the protection of the registration requirements when they are offered or sold securities. Each Director Candidate has experience in investing in companies in the healthcare industry, such as the Company, and is able to fend for himself and to assess the economic risk of his purchase, recognizes that this investment involves a high degree of risk and may result in a loss of the entire investment, and has such knowledge and experience in financial and business matters that it can be assumed to be capable of evaluating the merits and risks of his investment in the Company and/or protecting his interests in such an investment. Since the Director
Candidates do not need the protection of registration, they are not harmed by the IPO activity.

Based on the information provided to us by the Company with respect to each of the Director Candidates, we believe that each of the Director Funds is an "institutional accredited investor" within the meaning of the No-Action Letters. Each Director Fund is an entity (not an individual), which is wholly-owned by an accredited investor that is financially sophisticated with experience in investing in companies in the healthcare industry to fend for himself.

Terms of Proposed Financing

Pursuant to the Proposed Financing, the Company intends to issue convertible promissory notes (the "Notes") in an aggregate principal amount of up to $2,000,000 to qualified institutional buyers and up to two institutional accredited investors. The proposed principal terms of the Proposed Financing are expected to be as follows:

o The number of shares of Common Stock issuable upon conversion of the Notes will be based on a conversion price equal to a 15% discount to the initial public offering price at which each share of Common Stock is offered and sold to the public pursuant to the IPO (the "IPO Price"); provided, that if an IPO never occurs, the conversion price will equal $7.00 per share.

o The Notes will mature upon the earlier of (i) the consummation of the IPO (if within 365 days of issuance date) and (ii) five years after the date of issuance of the Notes.

o Interest on the Notes, which will be payable in cash, will accrue at a rate of 8% per annum, increasing by 100 basis points every 365 days from the date of issuance of the Notes to a maximum of 12% per annum. The Notes will rank pari passu with any existing debt of the Company and senior to any future debt of the Company.

o At the closing of the Proposed Financing, the Company will issue to each participant in the Proposed Financing warrants (the "Warrants") to purchase a number of shares of Common Stock equal to 100% of the number of shares of Common Stock that would be issuable if the Note held by such participant were converted on the date of such closing.

o The Warrants will be exercisable at any time, commencing upon the earlier of (i) the effectiveness of a registration statement covering the shares of Common Stock underlying the Warrants and (ii) nine months after the date of issuance thereof and from time to time for a period of three years, at an exercise price equal to 100% of the IPO Price; provided, that if an IPO never occurs, the exercise price will equal $7.00 per share.

o Each participant will be required to execute a lock-up agreement in connection with the IPO, to not publicly sell, contract to sell or otherwise dispose of any shares of Common Stock or other securities, without the prior written consent of Maxim, for a period of six months after the consummation of the IPO.

o Subject to customary underwriter's cutbacks, the participants in the Proposed Financing will have the right to have the shares of Common Stock to be received by them upon conversion of the Notes registered in connection with the IPO. The participants in the Proposed Financing will also have unlimited "piggyback" registration rights following the IPO.

Our Analysis and Conclusion

Analysis

In the two most recognized SEC No-Action Letters from the Securities and Exchange Commission (the "Commission") analyzing and providing guidance regarding the issue of "integration," Black Box, Incorporated (See SEC No-Action Letter to Black Box Incorporated, Publicly Available June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (See SEC No-Action Letter to Squadron, Ellenoff, Pleasant & Lehrer, Publicly Available February 28, 1992), the Commission recognized that the nature and character of the investors in the private sales (i.e. accredited institutional investors in our case) need to be analyzed and distinguished as part of any integration analysis-with the Commission taking the position that "accredited institutional investors" should be treated differently and not be integrated with any pending registration statement/public offering.

In the No-Action Letters, the Commission concluded, for policy reasons, that a contemplated private placement to qualified institutional investors and two or three large institutional accredited investors in a transaction concurrent with the filing of a registration statement covering the issuer need not be integrated with the public offering. The Commission found that it was consistent with the purposes of the Securities Act and the protection of investors for such private placement not to be deemed to be a part of, or integrated with, the issuer's initial public offering. The nature of the private investors was such that they were capable of fending for themselves and did not need the protections afforded by the Securities Act. In the SEC No-Action Letter to Squadron, Ellenoff, Pleasant & Lehrer, Publicly Available February 28, 1992, the Commission explained that its position taken in Black Box was based primarily upon the nature and number of the offerees.

The contemplated Proposed Financing is consistent with this sentiment and analysis, as well as the policy reasons set forth in the No-Action Letters. In furtherance of such position, the Company has highlighted that it will only offer the Proposed Financing to those investors who satisfy the No-Action Letter standards.

Conclusion

Our analysis recognizes that the primary purpose of the integration doctrine is to prevent issuers from avoiding the registration requirements of the Securities Act or exploiting the publicly-filed document to attract investors and then transition them to a private offering. We recognize that the integration doctrine seeks in part to prevent the general solicitation to the unwary general public who are presumed to be unable to protect and ensure their own interests, which is not the case when dealing with accredited institutional investors and/or sophisticated professionals. We are comfortable that the Company has not intentionally sought to circumvent the registration process or use it to re-direct potential investors to a private offering, but rather, as a result of its ordinary course dealings it has been introduced to two director candidates who in turn have expressed interest in providing the Company with necessary working capital.

Based on the No-Action Letters, we believe that the Proposed Financing to the Director Funds while the Company is in registration and prior to the consummation of the IPO should not be deemed to be a part of, or integrated with, the IPO, and, therefore, would be exempt from the registration requirements of Section 5 of the Act. In accordance with the policy position taken by the Commission in the SEC No-Action Letter to Squadron, Ellenoff, Pleasant & Lehrer, Publicly Available February 28, 1992, the Company intends for the Proposed Financing to be made to only the two Director Funds, each of which is a large institutional "accredited investor," as such term is defined in Rule 501 and to qualified institutional buyers. Moreover, the Company was advised that the Director A Fund and the Director B Fund are wholly-owned by Director A and Director B, respectively, both of whom are accredited investors. Based on the respective educational, financial and professional backgrounds of the Director Candidates, especially in connection with the healthcare arena, we believe that the Director Candidates are sophisticated investors and have knowledge and experience in financial and business matters and in the industry in which the Company operates that enable them to evaluate the merits and risks of investing in securities of the Company in connection with the Private Offering. Moreover, each Director indicated an interest in investing in the Company as a direct result of his due diligence review of the Company in connection with his consideration of whether to become a director of the Company upon the effectiveness of the Registration Statement, and not as a result of any general solicitation brought about by the Registration Statement or otherwise by the Company itself. Accordingly, we believe that the Proposed Financing to two large institutional accredited investors and qualified institutional buyers is consistent with the Commission's policy positions set forth in the No-Action Letters and should not be integrated with the IPO.

Thank you for your attention to the matters described herein. Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact me at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
    Steven M. Skolnick

cc:	Mr. Andre' DiMino - Ivivi Technologies, Inc.
	Mr. David Saloff - Ivivi Technologies, Inc.
	Douglas S. Ellenoff, Esq. - Ellenoff Grossman & Schole LLP Anita L. Chapdelaine, Esq. - Lowenstein Sandler PC